AVIRAGEN THERAPEUTICS, INC.

2500 Northwinds Parkway
Suite 100
Alpharetta, GA 30009

December 28, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:	Acceleration Request of Aviragen Therapeutics, Inc.
Registration Statement on Form S-4
(File No. 333-222009) Originally filed on December 12, 2017, as amended

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Aviragen Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective on Friday, December 29, 2017, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant requests that it be notified of such effectiveness by a telephone call to David Rosenthal, Esq. of Dechert LLP, counsel to the Registrant, at (212) 698-3616 or by an email to david.rosenthal@dechert.com.

Thank you for your assistance. If you should have any questions, please contact Mr. Rosenthal at (212) 698-3616.

Very truly yours,

/s/ Joseph M. Patti
Joseph M. Patti, Ph.D. Chief Executive Officer